UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

CINEMARK HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	20-5490327
(State of Incorporation)	(IRS Employer Identification No.)

3900 Dallas Parkway Plano, Texas	75093
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.001 per share	NYSE Texas, Inc.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

N/A (If applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

EXPLANATORY NOTE

This registration statement on Form 8-A (this “Form 8-A”) is being filed by Cinemark Holdings, Inc. (the “Registrant”) with the Securities and Exchange Commission (the “SEC”) in connection with the dual listing of its common stock, par value $0.001 per share (the “Common Stock”), with NYSE Texas, Inc. (the “NYSE Texas”) under the trading symbol “CNK.” The Common stock is currently listed on the New York Stock Exchange under the symbol “CNK.”

Item 1. Description of Registrant’s Securities to be Registered

Our authorized capital stock consists of 5,000,000 shares of preferred stock, par value $0.001 per share, and 300,000,000 shares of common stock, par value $0.001 per share. As of August 15, 2025 there were 115,021,158 shares of common stock issued and outstanding. The following summary describes the terms of our capital stock and is qualified in its entirety by reference to our second amended and restated certificate of incorporation (the “certificate of incorporation”) and our second amended and restated bylaws (the “bylaws”) filed as exhibits to our Annual Report on Form 10-K filed with the SEC on February 19, 2025 and the Delaware General Corporation Law.

Common Stock

Our common stockholders are entitled to one vote for each share held. Our common stockholders do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of our preferred stock, our common stockholders are entitled to any dividends that may be declared by our Board of Directors. Holders of our common stock are entitled to share ratably in our net assets upon our dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. The shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Preferred Stock

Our Board of Directors may from time to time authorize the issuance of one or more classes or series of preferred stock without stockholder approval. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our Board of Directors is authorized to adopt resolutions to issue shares, establish from time to time the number of shares to be included in each series and to fix the voting powers, if any, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders.

The availability of undesignated preferred stock could facilitate the adoption of a stockholder rights plan or other related actions, which would in turn enable our Board of Directors to discourage an attempt to obtain control of our company by means of an unsolicited tender offer, proxy contest, merger or otherwise. The issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock;

•	delaying or preventing a change in control without further action by the stockholders; or

•	decreasing the market price of common stock.

Anti-Takeover Considerations and Special Provisions of the Amended and Restated Certificate of Incorporation, Bylaws and Delaware Law

Certificate of Incorporation and Bylaws. A number of provisions of our amended and restated certificate of incorporation and bylaws concern matters of corporate governance and the rights of our stockholders. Provisions such as those that grant our Board of Directors the ability to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof may have an anti-takeover effect by discouraging takeover attempts not first approved by our Board of Directors, including takeovers which may be considered by some stockholders to be in their best interests. To the extent takeover attempts are discouraged, temporary fluctuations in the market price of our common stock, which may result from actual or rumored takeover attempts, may be moderated. Such provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to our stockholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest and could potentially depress the market price of our common stock. Our Board of Directors believes that these provisions are appropriate to protect the company’s interests and the interests of our stockholders.

Classified Board of Directors. Our certificate of incorporation divides our Board of Directors into three classes. The directors in each class serve in terms of three years. The terms of directors are staggered by class. The classification system of electing directors may tend to discourage a third party from making an unsolicited tender offer or otherwise attempting to obtain control of our company and may maintain the incumbency of our directors, as this structure generally increases the difficulty of, or may delay, replacing a majority of the directors. A majority of the directors then in office have the sole authority to elect a successor to fill any vacancies or newly created directorships.

Meetings of Stockholders. Our bylaws provide that annual meetings of our stockholders shall take place at the time and place established by our Board of Directors or may take place by remote communication, as determined by our Board of Directors. A special meeting of our stockholders may be called by the Chairman of the board or our Chief Executive Officer or President or pursuant to resolution of a majority of our whole board.

Stockholder Action by Written Consent. Except as provided in the following sentence, pursuant to the Delaware General Corporation Law, our bylaws and the requirements of the New York Stock Exchange, any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of such holders, or may be effected by a consent in writing by such holders if the Board of Directors has approved in advance the taking of such action by written consent. If the Board of Directors has consented, any action required or permitted to be taken at a special stockholders’ meeting may be taken without a meeting, without prior notice and without a vote, if the action is taken by persons who would be entitled to vote at a meeting and who hold shares having voting power equal to not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted. The action must be evidenced by one or more written consents describing the action taken, signed by the stockholders entitled to take action without a meeting, and delivered to us in the manner prescribed by the Delaware General Corporation Law and our bylaws.

Advance Notice Provisions. Our bylaws provide that nominations for directors may not be made by stockholders at any annual or special meeting thereof unless the stockholder intending to make a nomination notifies us of its intention a specified number of days in advance of the meeting and furnishes to us certain information regarding itself and the intended nominee. Our bylaws also require a stockholder to provide to our secretary advance notice of business to be brought by such stockholder before any annual or special meeting of our stockholders, as well as certain information regarding the stockholder and any material interest the stockholder may have in the proposed business. These provisions could delay stockholder actions, even if favored by the holders of a majority of our outstanding stock, until the next stockholders’ meeting.

Filling of Board Vacancies. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of a majority of our directors then in office and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred. Each such director will hold office until the next election of directors of that director’s class, and until such director’s successor is elected and qualified, or until the director’s earlier death, resignation or removal. Stockholders are not permitted to fill vacancies.

Amendment of the Bylaws. Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the Board of Directors the power to adopt, amend or repeal its bylaws. Our certificate of incorporation and bylaws grant our Board of Directors the power to adopt, amend and repeal our bylaws at any regular or special meeting of the Board of Directors on the affirmative vote of a majority of the directors then in office. Our stockholders may adopt, amend or repeal our bylaws but only at any regular or special meeting of stockholders by an affirmative vote of holders of at least 662/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Delaware Anti-Takeover Law. We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”),

•	an affiliate of an interested stockholder, or

•	an associate of an interested stockholder,

•	for three years following the date that the stockholder became an “interested stockholder.” A “business combination” includes a merger or sale of more than 10% of our assets.

•	However, the above provisions of Section 203 do not apply if:

•	our Board of Directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of that transaction;

•

after the completion of the transaction that resulted in the stockholder becoming an “interested stockholder,” that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors; or

•

on or subsequent to the date of the transaction, the business combination is approved by our Board of Directors and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the “interested stockholder.”

This statute could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire us.

We expect the listing and trading of the Common Stock on the NYSE Texas to commence on August 19, 2025 under the symbol “CNK.”

Item 2. Exhibits

Under the Instructions as to Exhibits for Form 8-A, no exhibits are required to be filed, because no other securities of the Registrant are registered on the NYSE Texas, and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CINEMARK HOLDINGS, INC.

By:	/s/ Michael Cavalier
Name:	Michael D. Cavalier
Title:	Executive Vice President – General Counsel and Business Affairs

Date: August 18, 2025